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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                                   CIDCO, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    171768104
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                                 (CUSIP Number)


                                 January 1, 2000
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                / / Rule 13d-1(b)

                                /X/ Rule 13d-1(c)

                                / / Rule 13d-1(d)


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1.       Names of Reporting Persons. I.R.S.
         Identification Nos. of above persons (entities only).

         Arthur A. Watson, Jr.
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2.       Check the Appropriate Box if a Member of a Group

                                                                 (a) / /
                                                                 (b) / /
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3.       SEC Use Only
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4.       Citizenship or Place of Organization

         U.S
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Number of                  5.  Sole Voting Power             1,102,500
Shares Bene-
fically by                 6.  Shared Voting Power             163,300
Owned by Each
Reporting                  7.  Sole Dispositive Power        1,102,500
Person With:
                           8.  Shared Dispositive Power        233,200
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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             1,335,700
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10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
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11.      Percent of Class Represented by Amount in Row (9)

                                                                         9.7
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12.      Type of Reporting Person (See Instructions)

         IN
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SCHEDULE 13G

ITEM 1(a).        CIDCO, INC.

ITEM 1(b).        220 Cochrane Circle,
                  Morgan Hill, CA 95037

ITEM 2(a).        Arthur A. Watson, Jr.

ITEM 2(b).        2787 Burning Daylight Farm,
                  Free Union, Virginia 22940


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ITEM 2(c).        U.S.

ITEM 2(d).        Common Stock

ITEM 2(e).        171768104

ITEM 3.           None apply

ITEM 4(a). Incorporated by reference to item (9) on the attached cover page(s).

ITEM 4(b). Incorporated by reference to item (11) on the attached cover page(s).

ITEM 4(c).        (i).     Incorporated by reference to item (5) on the attached
                           cover page(s).
                  (ii).    Incorporated by reference to item (6) on the attached
                           cover page(s).
                  (iii).   Incorporated by reference to item (7) on the attached
                           cover page(s).
                  (iv).    Incorporated by reference to item (8) on the attached
                           cover page(s).

ITEM 5.           Not Applicable

ITEM 6. There are people other than the reporting person who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Watson Strategic Investments, L.P. is the only such person whose interest relates to more than five percent of the class.

ITEM 7.           Not Applicable

ITEM 8.           Not Applicable

ITEM 9.           Not Applicable

ITEM 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            February 1, 2000

                                            By: /s/ Arthur A. Watson, Jr.
                                               ---------------------------------
                                                Arthur A. Watson, Jr.